Exhibit 99.1
Schedule I Condensed Financial Information of Registrant
ARCHIPELAGO LEARNING, INC.
BALANCE SHEET

As of
December 31,2009
(in thousands)
Assets
Cash and cash equivalents	$48,655
Receivable from subsidiary	16
Note receivable from subsidiary	25,650
Investment in subsidiaries	13,184

Total assets	$87,505

Liabilities and Equity
Tax payable	$540
Due to subsidiary	3,955

Total liabilities	4,495
Commitments and contingencies
Stockholders’ Equity:
Preferred stock ($0.001 par value, 10,000,000 shares authorized, none issued and outstanding at December 31, 2009 and 2008)	—
Common stock ($0.001 par value, 200,000,000 shares authorized, 25,110,255 shares issued and outstanding at December 31, 2009 and no shares authorized, issued or outstanding at December 31, 2008)	25
Additional paid-in capital	76,072
Retained earnings	6,913

Total stockholders’ equity	83,010

Total liabilities and equity	$87,505

STATEMENT OF OPERATIONS

For the period from inception at August
4, 2009 through December 31, 2009
(in thousands)
Interest income	$25
Loss on Investment in Subsidiaries	(1,106)

Net loss	$(1,081)

STATEMENT OF CASH FLOWS

For the period
from inception at
August 4, 2009
through December
31, 2009
(in thousands)
Cash flows from operating activities
Net loss	$(1,081)
Adjustments to reconcile net income to net cash provided by operating activities:
Changes in operating assets and liabilities:
Investment in subsidiaries	1,090

Net cash provided by operating activities	9

Cash flows from investing activities
Net cash used in investing activities	—

Cash flows from financing activities
Contribution from member in Reorganization	693
Stock offering	47,953

Net cash provided by financing activities	48,646

Net change in cash and cash equivalents	48,655
Beginning of period	—

End of period	$48,655